SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 31, 2023

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

Page
Consolidated Financial Statements	3
Unaudited Consolidated Balance Sheet as of September 30, 2022 and Audited Consolidated Balance Sheets as of March 31, 2022	4
Unaudited Consolidated Statements of Operations and Comprehensive (Loss) / Income for the Six-Month Periods Ended September 30, 2022, and September 30, 2021	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Liquidity and Capital Resources	6
Stock Repurchase Program	7
Signature	8

Exhibits
99.1 Press Release disclosing Results of Operations dated March 30. 2023

2

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2022	2022
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	6,740	5,544
Trade receivables, net	1,493	1,250
Other receivables, deposits and prepayments	762	893
Inventories, net	2,127	915
Income tax recoverable	5	5
Financial instruments at fair value	395	562
Total current assets	11,522	9,169

Investment in life settlement contracts	167	169
Other intangible assets	1,600	1,294
Deferred tax asset	333	333
Right-of-use assets	133	57
Property, plant and equipment, net	9,995	8,797
Total assets	23,750	19,819
Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	74	27
Bank loans - secured	258	64
Accounts payable	531	455
Contract liabilities	320	320
Accrued charges and deposits	3,243	3,187
Refund liabilities	28	27
Payable to affiliated party	80	80
Lease liabilities	114	57
Total current liabilities	4,648	4,217

Lease liabilities, non-current	19	0
Long-term deposit received	818	818
Long-term loan	2,922	2,985
Total liabilities	8,407	8,020
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2022 - 5,828,205; Sep 30, 2022 - 5,828,205	17	17
outstanding shares: Mar 31, 2022 - 4,857,187; Sep 30, 2022 - 4,857,187
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2022 - 971,018; Sep 30, 2022 - 971,018	(3,082)	(3,082)
Accumulated deficit	(7,083)	(8,682)
Accumulated other comprehensive income	2,696	751
	15,343	11,799

Total liabilities and stockholders’ equity	23,750	19,819

3

Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2021	Six months ended September 30, 2022
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	6,006	5,373
Cost of revenue	(3,353)	(4,103)
Gross profit	2,653	1,270

Selling, general and administrative expenses	(4,736)	(2,715)
Other income, net	151	23
Loss from operations	(1,932)	(1,422)
Non-operating expenses, net	(182)	(177)
Loss before income taxes	(2,114)	(1,599)
Income tax expense	—	—
Net loss	(2,114)	(1,599)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax	(285)	(1,945)
Comprehensive loss	(2,399)	(3,544)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,857,187	4,857,187
Diluted weighted average number of shares outstanding	4,857,187	4,857,187

Loss per common share (in U.S.Dollars)	(0.44)	(0.33)
Loss per common share (in U.S.Dollars) - assuming dilution	(0.44)	(0.33)

4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

1.	These financial statements, including the consolidated balance sheet as of March 31, 2022, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronic products.

During the six-month period ended September 30, 2022, our net revenue decreased approximately $633,000, or 10.5%, as compared to the six-month period ended September 30, 2021. The primary reason for the decrease in net revenue was the decreased overall demand for our pet electronic products during the period. We recognized a net loss of approximately $1,599,000 for the six-month period ended September 30, 2022, as compared to a net loss of approximately $2,114,000 for the six-month period ended September 30, 2021.

Our net revenue during the six-month period ended September 30, 2022 decreased as a result of decreased sales of pet electronic products through online sales channels. We are continuing electronic scale and pet electronic product development efforts and increasing our efforts to market our products..

The redevelopment of our Shenzhen factory has been delayed and we are continuing to work with our development partner to obtain the remaining governmental approvals for the redevelopment of the Shenzhen factory. As the pandemic is over, we expect the redevelopment project will move forward.

On March 30, 2023, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2022. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2022 Compared to the Six-Month Period Ended September 30, 2021

Net Revenue. During the six-month period ended September 30, 2022, our net revenue decreased 10.5%, or approximately $633,000, from approximately $6,006,000 for the six-month period ended September 30, 2021 to approximately $5,373,000. The decreased revenue was primarily the result of a decrease in overall demand for our pet electronic products.

Cost of Revenue. During the six-month period ended September 30, 2022, cost of revenue increased to approximately $4,103,000 from approximately $3,353,000 during the six-month period ended September 30, 2021, an increase of approximately $750,000, or 22.4%. As a percentage of revenue, the cost of revenue increased from 55.8% to 76.4%. The increase was primarily the result of increased material costs and reduced selling prices during the six-month period ended September 30, 2022.

Gross Margin. As a result of the factors noted above, gross margin decreased by $1,383,000 from $2,653,000 in the six months ended September 30, 2021 to $1,270,000 during the six months ended September 30, 2022. As a percentage of revenue, gross margin decreased to 23.6% during the six-month period ended September 30, 2022 as compared to 44.2% during the same period in the prior year.

5

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 42.7%, or approximately $2,021,000, from approximately $4,736,000 for the six-month period ended September 30, 2021 to approximately $2,715,000 for the six-month period ended September 30, 2022. The decrease was primarily the result of reduced selling expenses due to decreased sales of pet electronic products sold through online channel, and a one-off provision of loss in financial instruments at an amortized cost of approximately $523,000 during the six-month period ended September 30, 2021 but there was no such loss accrued during the six-month period ended September 30, 2022.

Other Income, Net. Other income, net decreased approximately $128,000, or 84.8%, from approximately $151,000 for the six-month period ended September 30, 2021 to approximately $23,000 for the six-month period ended September 30, 2022. The decrease was a result of decreased government subsidy received during the six-month period ended September 30, 2022.

Loss From Operations. As a result of the above changes, loss from operations was approximately $1,422,000 for the six-month period ended September 30, 2022, compared to a loss from operations of approximately $1,932,000 for the six-month period ended September 30, 2021, a decrease in loss of approximately $510,000.

Non-operating Expenses, Net. Non-operating expenses, net decreased from approximately $182,000 for the six-month period ended September 30, 2021 to approximately $177,000 for the six-month period ended September 30, 2022. The decrease in net non-operating expenses was primarily the result of increased interest income received during the six-month period ended September 30, 2022.

Net Loss. As a result of the above changes, net loss decreased from approximately $2,114,000 for the six-month period ended September 30, 2021 to approximately $1,599,000 for the six-month period ended September 30, 2022, a decrease of approximately $515,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $285,000 for the six-month period ended September 30, 2021 to a loss of approximately $1,945,000 for the six-month period ended September 30, 2022, an increase of approximately $1,660,000.  The loss was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan (“CNY”) due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2022 and September 30, 2022.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss increased from approximately $2,399,000 for the six-month period ended September 30, 2021, to approximately $3,544,000 for the six-month period ended September 30, 2022.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2022, we had approximately $5,544,000 in cash and cash equivalents as compared to approximately $6,740,000 as of March 31, 2022. As of September 30, 2022, working capital was approximately $4,952,000, compared to approximately $6,874,000 as of March 31, 2022. The decrease was the result of loss generated from operations and repayment of bank loans, during the six-month period ended September 30, 2022.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.

6

Stock Repurchase Program

The following table contains the Company’s purchases of equity securities during the six-month period ended September 30, 2022.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2022 to April 30, 2022	—	—	—	$2,825,537
May 1, 2022 to May 31, 2022	—	—	—	$2,825,537
June 1, 2022 to June 30, 2022	—	—	—	$2,825,537
July 1, 2022 to July 31, 2022	—	—	—	$2,825,537
August 1, 2022 to August 31, 2022	—	—	—	$2,825,537
September 1, 2022 to September 30, 2022	—	—	—	$2,825,537
TOTAL	—	—	—

During the six-month period ended September 30, 2022, the Company has not purchased any shares of its common stock under the share repurchase program. As of September 30, 2022, the Company (through its subsidiary) had repurchased an aggregate of 1,005,018 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1	Press Release disclosing Results of Operations dated March 30, 2023.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 31, 2023	By:	/s/ Albert So

Albert So, Chief Financial Officer and Secretary

8